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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                 ENDOREX CORP.
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                                (NAME OF ISSUER)

                         COMMON STOCK $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   29264N 307
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                                 (CUSIP NUMBER)

                       ELAN INTERNATIONAL SERVICES, LTD.
   C/O DAVID ROBBINS, ESQ., BROCK, FENSTERSTOCK, SILVERSTEIN & MCAULIFFE LLC
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 22, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 5 pages


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                                  SCHEDULE 13D

CUSIP NO. 29264N 307                                         PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Elan International Services, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO  (See Item 3)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda
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                     7  SOLE VOTING POWER
                        1,606,462 shares of common stock of the Issuer, par
                        value $.001 per share ("Common Stock"),  consisting
                        of (i) 307,692 shares of Common Stock owned outright,
                        (ii) 1,068,000 shares of Common Stock issuable upon
                        conversion of 80,100 shares of Series B Preferred
    NUMBER OF           Stock, and (iii) a  warrant to acquire up to 230,770
     SHARES             shares of Common Stock.
   BENEFICIALLY     ----------------------------------------------------------
    OWNED BY
      EACH           8  SHARED VOTING POWER
    REPORTING
     PERSON                 - 0 -
      WITH          ----------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER

                           1,606,462 shares of Common Stock (see Item 7 above).
                    ----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                            - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,606,462 shares of Common Stock (see Item 7 above).

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.16% (based upon 9,736,641 outstanding shares of Common Stock, as reported under Item 5 in the
                  Issuer's Quarterly Report on Form 10-Q for the
                  quarter ended September 30, 1997.
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14   TYPE OF REPORTING PERSON*

                  CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1. SECURITY AND ISSUER.

            Common Stock, par value $.001 per share
            Endorex Corp.
            900 North Shore Drive
            Lake Bluff, Illinois 60044

ITEM 2. IDENTITY AND BACKGROUND.

     This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James Court, Flatts Smiths, SL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 22, 1998 (the "Closing Date"), in connection with a letter agreement by and among EIS and Elan Corporation, plc, an Irish limited company ("Elan"), on the one hand, and the Issuer and Orasomal Technologies, Inc., a Delaware corporation ("Orasomal"), on the other, dated December 31, 1997 (the "Letter Agreement"), and the definitive documents executed on January 22, 1998 in respect of the transactions contemplated thereby, EIS has acquired 307,692 shares of Common Stock of the Issuer, 80,100 shares of Series B Convertible Preferred Stock and a warrant to purchase up to 230,770 shares of Common Stock at the exercise price of $10 per share, for an aggregate payment of $10,010,000, which was provided by EIS's general corporate funds.

ITEM 4. PURPOSE OF TRANSACTION.

     In connection with the transactions described in Item 3 above, the Issuer and EIS agreed to establish a new joint venture company ("Newco"), initially owned 80.1% by the Issuer and 19.9% by EIS. Newco has initially been capitalized with $10,000,000, of which $8,010,000 has been provided by the Issuer and $1,990,000 by EIS. Newco has been established principally to develop and commercialize certain technology to be licensed to Newco by Elan, and Orasomal, a majority-owned subsidiary of the Issuer (collectively, such technologies, the "Technologies"), concurrently with the consummation of the transactions contemplated by the Letter Agreement. In connection with such transactions, (i) each of the Issuer and EIS has agreed, subject to the provisions of the Letter Agreement, to provide certain funding to Newco in connection with its business, (ii) the Issuer will use its best efforts to cause a nominee of EIS to be appointed to the Issuer's board of directors and
(iii) EIS agreed that it will not acquire any additional voting securities of the Issuer, other than as contemplated by the Letter Agreement, or take certain other actions relating for a period of two years from the Closing Date.

     Further, each of EIS and the Issuer has agreed to fund up to $1,500,000 of Newco research and development expenses related to the commercialization of products based upon the Technologies in the first year; thereafter such expenses shall be funded in proportion to each party's ownership interest.

     Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                                     - 3 -

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     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

     (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) through (d): See Item 3 above. EIS has sole power to vote and sole authority to dispose or direct the dispositions of the entire amount of Common Stock reported by this Schedule 13-D.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Letter Agreement; see Item 3 above. EIS and Endorex have executed: (i) a Securities Purchase Agreement, (ii) a Subscription Agreement and Joint Development and Operating Agreement in relation to their respective investment in Newco (respectively, the "Subscription Agreement" and the "Development Agreement"), and (iii) Registration Rights Agreements in connection with the Common Stock and the shares of Newco common stock, par value $.001 per share. Newco has executed license agreements with each of Elan and Orasomal in connection with the Technologies, and is also a party to the Subscription Agreement and Development Agreement and the Registration Rights Agreement in respect of its common stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            1. Letter Agreement
            2. Securities Purchase Agreement
            3. Warrant
            4. Registration Rights Agreement - Endorex
            5. Newco Subscription Agreement
            6. Registration Rights Agreement
            7. Joint Development and Operating Agreement


                                     - 4 -

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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: February 2, 1998



                                           Elan International Services, Ltd.




                                            By: /s/ Kevin Insley
                                               ------------------------------
                                                 Kevin Insley
                                                 Director